Exhibit 21

CHESAPEAKE ENERGY CORPORATION
Oklahoma Corporation

SIGNIFICANT SUBSIDIARIES*

Corporations	State of Organization
Chesapeake E&P Holding Corporation	Oklahoma
Chesapeake Energy Louisiana Corporation	Oklahoma

Limited Liability Companies	State of Organization
Chesapeake Appalachia, L.L.C.	Oklahoma
Chesapeake Energy Marketing, L.L.C.	Oklahoma
Chesapeake Exploration, L.L.C.	Oklahoma
Chesapeake Land Development Company, L.L.C.	Oklahoma
Chesapeake Operating, L.L.C.	Oklahoma
CHK Utica, L.L.C.	Delaware
MidCon Compression, L.L.C.	Oklahoma

Partnerships	State of Organization
Chesapeake Lousiana, L.P.	Oklahoma

* In accordance with Regulation S-K Item 601(b)(21), the names of particular subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as that term is defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by this report have been omitted.